02 SEP 18 AM 10:49

UFJ Holdings, Inc

82-5769

020761 79

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

SUPPL

DATE:	September 18, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

dlw 9/19

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 18, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

September 18, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Possible Non Collection & Delayed Collection of Exposure Concurrent with Filing for Start of Civil Rehabilitation Proceedings by *Rokugou Kensetsu Kabushiki Kaisha*

We hereby give notice that, concurrent with the filing for the start of civil rehabilitation proceedings with the Nagoya District Court by *Rokugou Kensetsu Kabushiki Kaisha*, there is possibility of non collection and/or delayed collection of the exposure extended to the company by UFJ Bank Limited, a wholly owned subsidiary of UFJ Holdings, Inc.

1. Amount of exposure to the company

Yen 9,097 million

2. Impact on earnings of UFJ Holdings

Non-collectible amount of exposure to the company will be absorbed as necessary for the interim period ending September 30, 2002.
Concurrent with this announcement, there is no change to our forecasts of earnings for the current fiscal year, which have already been announced.